SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549
                             ----------------------

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934

                              Date: April 24, 2001

                                     ABB Ltd
               ---------------------------------------------------
               (Exact name of registrant as specified in charter)

                                       N/A
                                       ---
                 (Translation of registrant's name into English)

                                   Switzerland
                                   -----------
                         (Jurisdiction of organization)

        P.O. Box 8131, Affolternstrasse 44, CH-8050, Zurich, Swizterland
        ----------------------------------------------------------------
                    (Address of principal executive offices)

        Registrant's telephone number, international: + 011-41-1-317-1111
                                                        -----------------


         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                           Form 20-F   X             Form 40-F   __

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                           Yes   __                  No   X

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

This Form 6-K consists of the following:

1. Press release of ABB Ltd, dated April 24, 2001, in respect of the results of ABB Ltd for the first quarter ended March 31, 2001.

Press Release


ABB Media Relations                             ABB Investor Relations
Thomas Schmidt                                  Switzerland: Tel. +41 1 317 7266
Tel:  +41 1 317 7354                            Sweden: Tel. +46 21 32 5928
Fax: +41 1 317 7958                             USA: Tel. +1 203 750 7743


For your business and technology editors

ABB reports higher Q1 revenues, earnings

o Revenues up 2 percent (8 percent in local currencies) despite mixed business conditions

o    Earnings up 6 percent (13 percent in local currencies), EBIT margin up

o    Group transformation on target

Zurich, Switzerland, April 24, 2001 - ABB said today that revenues and earnings rose in the first quarter of 2001, despite mixed current business conditions and a further strengthening of the U.S. dollar. ABB also achieved key growth strategy milestones, building up its customer-centric organization and strengthening its Industrial IT capability.

US$ in millions, except per share data              1Q 2001     1Q 2000      Change(1)
                                                    -------     -------      ---------

Orders                                                6,786       7,141         - 5%

Revenues                                              5,380       5,259           2%

Earnings before interest and taxes (EBIT)               334         315           6%

Income from continuing operations                       201         206         - 2%

Net income                                              138          55         151%

Basic and diluted earnings per share (US$) from
    -  Income from continuing operations               0.68        0.70
    -  Net income                                      0.47        0.19

EBITDA                                                  524         514
_____________

(1)  In local  currencies,  orders are unchanged,  revenues rose 8%, EBIT was up
     13%, and income from continuing operations rose 5%.

Orders decreased 5 percent to US$ 6,786 million, and were unchanged in local currencies, as the Power Distribution and Oil, Gas and Petrochemicals segments could not repeat their very strong order performance of the first quarter of 2000. Compared to the fourth quarter of 2000, total Group orders were up 14 percent in U.S. dollars.

Revenues grew by 2 percent to US$ 5,380 million. When expressed in local currencies, revenues increased by 8 percent. Higher revenues in Oil, Gas and Petrochemicals more than offset decreases in Power Distribution and Power Transmission.

Earnings before interest and taxes (EBIT) rose 6 percent to US$ 334 million compared to the first quarter of 2000, and 13 percent when expressed in local currencies. This includes other income from equity accounted companies and licenses, a capital gain of US$ 2 million and a restructuring charge of US$ 6 million. EBIT margin increased from 6 percent to 6.2 percent over the period, driven in large part by continued synergy gains from the integration of Elsag Bailey.

"I'm encouraged that we continue to improve our performance, especially as demand has been mixed and we are implementing a major transformation of the company," said ABB president and CEO Jorgen Centerman.

Income from continuing operations was down 2 percent - up 5 percent in local currencies - as interest expense increased due to somewhat higher debt levels throughout the last year.

Net income more than doubled to US$138 million. However, most of this improvement came from the reduced impact of discontinued operations.

ABB's net cash provided by operating activities reversed from a positive US$ 23 million last year (first time ever that operating cash flow was positive in the first quarter) to a negative US$ 217 million. This was primarily due to higher working capital, driven by an increased level of large order execution compared to last year, and more active trading by Financial Services, with a net increase in marketable securities.

As of March 31, 2001, ABB employed 161,374 people compared to 160,818 at yearend 2000.

Outlook(1)

The outlook for the full year 2001 remains unchanged: Revenues are expected to increase in comparison to 2000, and EBIT, income from continuing operations and cash flow from operating activities are expected to be well above last year's levels, assuming current mixed business conditions continue.

For the first six months of 2001, EBIT growth is expected to lag revenue growth due to the high level of one-time items in the first half of 2000. The second half of 2001 is expected to see higher comparative earnings growth.

Mid-term targets remain unchanged.

-----------------------------------------
(1)  Assumes no major  currency  effects

Highlights of the first quarter 2001

o ABB launched a bid to acquire Entrelec of France, a leading supplier of industrial automation and control equipment, and bought Eutech Engineering Solutions Ltd., a British consulting group specializing in the chemicals, petrochemicals and pharmaceutical industries.

o ABB won orders with a total value well above US$ 400 million for subsea oil production systems, and orders worth almost US$ 100 million to improve the power network in London, England.

o A new generator, Powerformer Light, was launched for use in gas and steam turbine power plants. It can be connected directly to the high-voltage grid, thus eliminating the need for any step-up transformer. The product was developed in parallel with the world's first ultra-high-voltage motor, MotorformerTM, also connectable directly to the grid.

o ABB's Industrial IT solutions portfolio recently received the Editor's Choice Award from Control Engineering magazine, identifying it as one of the most innovative products of 2000. Industrial IT-enabled products aim to significantly boost customer productivity by integrating information from all of a company's processes into a single real-time information management system.

o On April 6, ABB listed American Depositary Shares on the New York Stock Exchange. The move aims to broaden the company's shareholder base in the United States.

o In late March, ABB launched a program to buy back six million shares for cancellation, corresponding to about two percent of the company's total share capital. The buy-back plan is designed to create more value for shareholders.

o Shareholders at ABB's Annual General Meeting in Zurich and Vasteras in March approved a 4-to-1 share split aimed at improving the liquidity of the share. The split is planned to take effect on May 7, 2001.

Accounting change:  FAS 133

Recently, the Financial Accounting Standards Board (FASB)(2) changed the accounting rules for all companies reporting under US GAAP regarding derivative instruments and hedging activities (FAS 133), which ABB was required to adopt effective January 1, 2001. As communicated earlier, ABB had to record a one-time, non-cash charge. The income statement was negatively affected by US$ 63 million, recorded below income from continuing operations, and equity was reduced by US$ 41 million under the heading "other comprehensive income."

-----------------------------------------
(2)  FASB is the key body governing US GAAP standards and accounting.

Transformation update

The transformation of ABB into a customer-centric organization, which began in mid-January 2001, is proceeding according to plan and the new organizational structure is expected to be in place in most markets by mid-year 2001. The realignment began in 19 countries where ABB's presence is strongest, representing about 80 percent of global revenues.

ABB said it will begin to report its financial results according to its new organizational structure by the third quarter of this year. The company also plans to report quarterly on the progress of its transformation. Measurements are being defined which will track important parameters like customer penetration, key customer accounts and certification of Industrial IT products.

The transformation is based on the creation of six new customer-based divisions serving utilities, process industries, manufacturing and consumer industries, the oil, gas and petrochemicals sectors, and external channel partners for power as well as for automation technology products. The previous Financial Services segment remains unchanged. A Group Processes division provides and supports the implementation of efficient best-practice business tools and processes across all divisions, while the Transformation team drives the change process, allowing front-line people to focus on serving the needs of customers rather than managing the transformation.

Industrial IT expansion continues

The company won a number of orders for Industrial IT-based systems in the first quarter. For example, Visy Industries of Australia ordered Industrial IT systems
- including manufacturing execution and supply chain management solutions - for its five pulp and paper mills in Australia and two mills in the United States.

ABB also expanded its product capabilities and geographic scope to support growth in its Industrial IT offerings. The acquisition of Eutech brings ABB expert knowledge of the chemical, petrochemical and pharmaceutical industries. The planned acquisition of Entrelec would add considerable industry expertise, advanced technology and improved coverage in key European and American markets. Together, they allow ABB to deliver a wider range of Industrial IT offerings to more customers.

Regional market review

Demand for ABB's products and services in the first quarter of 2001 varied widely by country and business compared to last year. For the European markets as a whole, orders were 3 percent higher in nominal terms (+10 percent in local currencies) and revenues were up 1 percent (+8 percent). In the Americas, demand was mixed, with order intake down 7 percent nominally (-4 percent) while revenues rose 5 percent (+7 percent). In Asia, orders grew by 6 percent (+14 percent), reflecting stronger economies in certain countries, while revenues were down 7 percent (unchanged). Orders from the Middle East and Africa were 38 percent lower (-32 percent) compared to an unusually high volume of large order bookings in the Oil, Gas and Petrochemicals segment last year. As these flowed through to revenues this year, ABB saw a first-quarter 14-percent revenue increase in the region.

Segment review

The ABB Group's reporting currency is the U.S. dollar, which continued to strengthen against most of ABB's local currencies. The impact of the strengthened dollar, noted in earlier quarters, continued to unfavorably impact results during the first quarter. All figures reflect first quarter activity.

Automation
                                           2001       2000     Nominal   Local
                                           ----       ----     -------   -----
US$ in millions, except where indicated

Orders                                    2,148      2,134        + 1%    + 7%
Revenues                                  1,765      1,742        + 1%    + 7%
EBIT                                        113         95       + 19%   + 25%
EBIT Margin                                6.4%       5.5%

Demand in process automation markets was flat, offset by growth in substation automation. In the automotive market, conditions remained difficult. Against this backdrop, total orders increased only slightly in nominal terms, although some business areas showed double-digit growth offsetting downturns in others.

Total revenues were similarly flat, although again on mixed markets. Strong revenue growth was recorded in Drives and Flexible Automation, while other businesses were flat or negative.

EBIT improved by 19 percent. Productivity gains from the successful integration of Elsag Bailey contributed to significant earnings growth in Instrumentation and Control systems, along with Pulp, Paper, Metals, Minerals and Utilities. Earnings growth was also supported by Drives and Electrical Machines.

Power Transmission


                                           2001       2000     Nominal   Local
                                           ----       ----     -------   -----
US$ in millions, except where indicated

Orders                                     1,132     1,013      + 12%    + 18%
Revenues                                     699       751       - 7%     - 1%
EBIT                                          60        55       + 9%    + 13%
EBIT Margin                                 8.6%      7.3%

Driven by concerns about the adequacy of energy supply, demand continued to strengthen in North America, with Europe and Asia Pacific activity also up. As a result, first quarter orders grew strongly by 12 percent.

Revenues were down from last year, reflecting both a lower order intake in the second half of 2000, as well as the comparison with high revenues in the first quarter of last year. EBIT improved, leading to a margin of 8.6 percent for the quarter.


Power Distribution

                                           2001       2000     Nominal   Local
                                           ----       ----     -------   -----
US$ in millions, except where indicated

Orders                                      703        922       - 24%   - 20%
Revenues                                    605        650        - 7%    - 2%
EBIT                                         30         35       - 14%   - 16%
EBIT Margin                                5.0%       5.4%

Regional demand presented a mixed picture in the first quarter, with increased investment from Latin America, continued activity in Europe, and a slowdown in North America. Orders across all business areas were 24 percent down in comparison to the first quarter of 2000.

First quarter revenues were also down, as volume increases in Distribution Transformers and Medium-Voltage Equipment did not make up for the drop in Power Distribution Solutions. Similarly, earnings were below last year's level due to higher base commodity prices and lower volume.


Building Technologies

                                            2001      2000     Nominal   Local
                                            ----      ----     -------   -----
US$ in millions, except where indicated

Orders                                     1,734     1,824        - 5%    + 3%
Revenues                                   1,413     1,390        + 2%    + 9%
EBIT                                          90        95        - 5%    + 1%
EBIT Margin                                 6.4%      6.8%

Market demand showed signs of slowing on fears of a downturn in the business cycle. Orders were down in nominal terms, although as always this segment's largely European business was especially affected by the strength of the U.S. dollar. All business areas reported modest order increases except for Building Systems, which had a particularly large order booked in first quarter 2000.

Revenues increased slightly in nominal terms, with all business areas except Service (which divested its U.S. workshops in 2000) contributing to growth. Earnings were down in nominal terms, but improved when expressed in local currencies. All businesses showed earnings growth except Service and Air Handling Equipment.

Oil, Gas and Petrochemicals

                                            2001      2000     Nominal   Local
                                            ----      ----     -------   -----
US$ in millions, except where indicated

Orders                                       961     1,117       - 14%   - 12%
Revenues                                     754       529       + 43%   + 49%
EBIT                                          41        30       + 37%   + 43%
EBIT Margin                                 5.4%      5.7%

Oil prices remained firm during the first quarter, although the average price was lower than the 2000 average. There was good activity in the upstream business, with a large number of deep water prospects under development, and particularly strong demand from West Africa, the Gulf of Mexico, and Brazil. Downstream markets were also active, but more cautious given uncertainty about global economic trends and their potential impact on downstream industry financial performance.

Orders declined in comparison with the high order intake in the first quarter of 2000. Upstream orders increased significantly on strong demand, but were offset by the downstream business. In contrast, revenues were substantially up across both the downstream and upstream businesses, reflecting the higher order backlog at the end of last year.

Earnings also increased significantly on strong revenue growth, while EBIT margin was slightly down. This was largely due to lower margins on large downstream engineering, procurement and contracting (EPC) projects, which typically contain non-ABB products.


Financial Services

                                            2001      2000     Nominal   Local
                                            ----      ----     -------   -----
US$ in millions, except where indicated

Revenues                                     479       453        + 6%   + 10%
EBIT                                          84        84          0%    + 7%

Interest rates and currency markets were volatile and credit spreads widened in the first quarter of 2001, reflecting widespread concern about borrower credit quality. These market developments presented opportunities for ABB's Financial Services, which were reflected in higher revenues and earnings. In particular, Structured Finance and Equity Ventures reported strong earnings growth on their loan, leasing and investment portfolios.

Reporting dates

The remaining quarterly reporting dates in 2001 for ABB Ltd are scheduled for July 24 and October 24.

The company will host a conference call for analysts and investors to discuss its first quarter results today at 16:00 Central European time. Teleconference callers should dial +41 91 610 4111 in Europe and (412) 858 4600 in the U.S. This facility is also available to the media on a "listen only" basis.



      This press release includes forward-looking information and statements that are subject to risks and uncertainties that could cause actual results to differ. These statements are based on current expectations, estimates and projections about global economic conditions, the economic conditions of the regions and industries that are major markets for ABB Ltd and ABB Ltd's lines of business. These expectations, estimates and projections are generally identifiable by statements containing words such as "expects", "believes", "estimates" or similar expressions. Important factors that could cause actual results to differ materially from those expectations include, among others, economic and market conditions in the geographic areas and industries that are major markets for ABB's businesses, market acceptance of new products and services, changes in governmental regulations, interest rates, fluctuations in currency exchange rates and such other factors as may be discussed from time to time in ABB's filings with the U.S. Securities and Exchange Commission. Although ABB Ltd believes that its expectations reflected in any such forward looking statement are based upon reasonable assumptions, it can give no assurance that those expectations will be achieved.


(End)

                                  ABB Ltd

                         Consolidated Income Statements

                                                                            Three months ended March 31 (Unaudited)

                                                                            ---------------------------------------
                                                                                     2001                 2000

                                                                            ---------------------------------------
                                                                             (in millions, except per share data)

Revenues.................................................................           $   5,380           $   5,259
Cost of sales............................................................              (3,982)             (3,859)
                                                                                    ---------           ---------
Gross profit.............................................................               1,398               1,400
Selling, general and administrative expenses.............................              (1,054)             (1,065)
Amortization expense.....................................................                 (58)                (55)
Other income (expense), net..............................................                  48                  35
                                                                                    ---------           ---------
Earnings before interest and taxes.......................................                 334                 315
Interest and dividend income.............................................                 142                 139
Interest expense.........................................................                (180)               (154)
                                                                                    ---------           ---------
Income from continuing operations before taxes and minority interest.....                 296                 300
Provision for taxes......................................................                 (87)                (89)
Minority interest........................................................                  (8)                 (5)
                                                                                    ---------           ---------
Income from continuing operations........................................                 201                 206
Income (loss) from discontinued operations, net of tax...................                  --                (151)
Change in accounting principles (introduction of FAS 133)................                 (63)                 --
                                                                                    ---------           ---------
Net income...............................................................           $     138           $      55
                                                                                    =========           =========

Weighted average shares outstanding......................................                 293                 295
Dilutive potential shares................................................                   2                   1
                                                                                    ---------           ---------
Diluted weighted average shares outstanding..............................                 295                 296
                                                                                    =========           =========
Basic earnings per share:
    Income from continuing operations....................................           $    0.68           $    0.70
    Income (loss) from discontinued operations...........................                  --               (0.51)
    Change in accounting principles......................................               (0.21)                 --
                                                                                    ---------           ---------
    Net income...........................................................           $    0.47           $    0.19
                                                                                    =========           =========

Diluted earnings per share:
    Income from continuing operations....................................           $    0.68           $    0.70
    Income (loss) from discontinued operations...........................                  --               (0.51)
    Change in accounting principles......................................               (0.21)                 --
                                                                                    ---------           ---------
    Net income...........................................................           $    0.47           $    0.19
                                                                                    =========           =========

                                                      ABB Ltd

                                            Consolidated Balance Sheets


                                                                                 At March 31,      At December 31,
                                                                                     2001                2000

                                                                                -----------------------------------
                                                                                          (Unaudited)
                                                                                (in millions, except share data)

Cash and equivalents.....................................................        $   1,860           $   1,397
Marketable securities....................................................            3,781               4,209
Receivables, net.........................................................            8,356               8,328
Inventories, net.........................................................            3,485               3,192
Prepaid expenses and other...............................................            2,674               1,585
                                                                                 ---------           ---------
Total current assets.....................................................           20,156              18,711
Financing receivables....................................................            4,088               3,875
Property, plant and equipment, net.......................................            3,045               3,243
Goodwill and other intangible assets, net................................            3,153               3,155
Investments and other....................................................            1,942               1,978
                                                                                 ---------           ---------
Total assets.............................................................        $  32,384           $  30,962
                                                                                 =========           =========

Accounts payable, trade..................................................        $   3,456           $   3,375
Accounts payable, other..................................................            2,493               2,363
Short-term borrowings and current maturities of long-term borrowings.....            5,500               3,587
Accrued liabilities and other............................................            6,960               6,127
                                                                                 ---------           ---------
Total current liabilities................................................           18,409              15,452
Long-term borrowings.....................................................            3,985               3,776
Pension and other related benefits.......................................            1,688               1,790
Deferred taxes...........................................................            1,364               1,528
Other liabilities........................................................            2,743               2,924
                                                                                 ---------           ---------
Total liabilities........................................................           28,189              25,470

Minority interest........................................................              292                 321
Total stockholders' equity...............................................            3,903               5,171
                                                                                 ---------           ---------
Total liabilities and stockholders' equity...............................        $  32,384           $  30,962
                                                                                 =========           =========

                                                      ABB Ltd

                                       Consolidated Statements of Cash Flows

                                                                                    Three months ended March 31
                                                                                           (Unaudited)

                                                                                -----------------------------------
                                                                                    2001                 2000

                                                                                -----------------------------------
                                                                                          (in millions)

Operating Activities
Income from continuing operations........................................        $     201           $     206
Adjustments to reconcile income from continuing operations to net cash provided by operating activities:
    Depreciation and amortization........................................              190                 199
    Restructuring charges................................................               (8)                 10
    Pension and post-retirement benefits.................................                1                  (4)
    Deferred taxes.......................................................               26                  12
    Net gain from sale of  property, plant and equipment.................               (2)                (25)
    Other................................................................              (61)                (31)
    Changes in operating assets and liabilities
           Marketable securities - trading...............................              (36)                 57
           Other assets - liabilities....................................             (528)               (401)
                                                                                 ---------           ---------

Net cash provided by operating activities................................             (217)                 23
                                                                                 =========           =========

Investing Activities
Changes in financing receivables.........................................             (540)                 10
Purchases of marketable securities (other than trading)..................             (890)               (899)
Purchases of property, plant and equipment...............................             (189)               (120)
Acquisitions of businesses (net of cash acquired)........................              (19)                (45)
Proceeds from sales of marketable securities
    (other than trading).................................................            1,022                 618
Proceeds from sales of property, plant and equipment.....................               23                  13
Proceeds from sales of businesses (net of cash disposed).................                8                  78
                                                                                 ---------           ---------
Net cash used in investing activities....................................             (585)               (345)
                                                                                 ---------           ---------
Financing Activities
Changes in borrowings ...................................................            2,476               1,230
Treasury and capital stock transactions..................................             (579)                 --
Dividends paid...........................................................             (502)               (531)
Other....................................................................              (24)                (15)
                                                                                 ---------           ---------
Net cash provided by (used in) financing activities......................            1,371                 684
                                                                                 ---------           ---------
Net cash provided by discontinued operations.............................              (62)                 --
Effects of exchange rate changes on cash and equivalents.................              (44)                (43)
                                                                                 ---------           ---------
Net change in cash and equivalents.......................................              463                 319
Cash and equivalents-beginning of year...................................            1,397               1,615
                                                                                 ---------           ---------
Cash and equivalents-end of period.......................................        $   1,860          $    1,934
                                                                                 =========           =========
Interest paid............................................................        $     177          $      157
Taxes paid...............................................................              122                  95


                                  ABB Ltd


       ABB Ltd notes to consolidated financial statements (Unaudited)
               (Dollars in millions except per share amounts)


Note 1  The Company

ABB Ltd is a global technology company organized in five industrial business segments and a financial services segment, with each segment having global responsibility for its business strategies and its manufacturing and product development activities, as applicable.

Development in the three months ended March 31st, 2001:


o  Share split

   At our annual general meeting held on March 20, 2001, our shareholders approved a four-for-one share split to reduce the nominal value of our shares from CHF 10 each to CHF 2.50 each. The share split will become effective shortly after the effectiveness of a change to the Swiss Code of Obligations allowing such a share split. We expect that the change in law will occur on May 1, 2001.

o  Share repurchase

   At our annual general meeting held on March 20, 2001 our shareholders approved a share repurchase of 6,000,000 shares (24,000,000 shares after the share split has been implemented), which corresponds to approximately 2% of our nominal share capital. We intend to propose to our shareholders at next year's annual general meeting a reduction of our nominal share capital for the purpose of canceling such shares. By March 31, 2001 we have purchased 637,000 out of the 6,000,000 shares using our newly opened second trading line.

   Additionally, between January 1, 2001 and March 31, 2001, we purchased a total of approximately 6,769,000 shares in open markets purchases that we hold as treasury shares. We may make additional purchases of shares from time to time in the future, e.g. to hedge employee option programs.

o  Listing New York

   On April 6, 2001 we listed our American Depositary Shares (ADSs) on the New York Stock Exchange. Simultaneously, we have launched an exchange offer aimed at giving holders of restricted ADSs the opportunity to exchange to our new ADSs that are eligible for trading on the New York Stock Exchange. Four new ADSs will represent one registered share. Once the share split becomes effective, each new ADS will represent one ABB share. Our new ADSs are traded under the symbol "ABB".


Note 2  Significant Accounting Policies

The consolidated financial statements are prepared on the basis of United States (U.S.) generally accepted accounting principles and are presented in U.S. dollars ($) unless otherwise stated. Par value of capital stock is denominated in Swiss francs (CHF). The financial information as of March 31, 2001 should be read in conjunction with the December 31, 2000 financial statements contained in our registration statement on form 20-F and the Annual Report.


Introduction on FAS 133

In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities, which is required to be adopted in years beginning after June 15, 2000. The Company has adopted the new Statement with effect from January 1, 2001. The Statement requires us to recognize all derivatives on the balance sheet at fair value. Derivatives that are not hedges must be adjusted to fair value through income. If the derivative is a hedge, depending on the nature of the hedge, changes in the fair value of derivatives will either be offset against the change in fair value of the hedged assets, liabilities, or firm commitments through earnings or recognized in other comprehensive income until the hedged item is recognized in earnings. Based on the Company's derivative positions at December 31, 2000, the Company has upon adoption at January 1st, 2001 recorded a loss from the cumulative effect of an accounting change of $63 million in the consolidated income statement and a reduction of $41 million in other comprehensive income.

                                     ABB Ltd


Note 3  Statement of Consolidated Common Stockholders' Equity
(Dollars in millions)

Balance at January 1, 2001................................           $    5,171
Comprehensive income:
Net income................................................  138
Foreign currency translation adjustments.................. (111)
Unrealized loss on available-for-sale securities..........  (51)
Change in accounting principles (FAS 133)
  as per January 1, 2001................                    (41)
FAS 133 effect on Q1 2001................................. (122)
                                                           ----
Total comprehensive income................................ (187)           (187)
Dividends paid............................................                 (502)
Treasury stock transactions...............................                 (579)
                                                                     ----------
Balance at March 31, 2001.................................           $    3,903
                                                                     ==========


Note 4  Segment and Geographic Data

For all periods presented, the Company was organized into the following business segments:

Automation: Offers products, solutions and services focused on improving quality and efficiency as well as reducing environmental impacts in industrial and utility plants. The Company provides knowledge-based, value-added solutions for the automation needs of customers in these industries.

Power Transmission: Provides electrical power transmission products, solutions and services. The Company's customers are mainly electrical utilities, owners and operators of power transmission systems and energy traders, who deliver high-voltage electricity from power plants to the distribution networks providing electrical power to end users.

Power Distribution: Provides a broad offering of products, solutions and services, including transformers, substations and circuit breakers, to power network management services, for the distribution of electricity from the transmission grid to the end consumer. The Company's principal customers are utilities that own or operate networks, commercial institutions, such as airports, hospitals and supermarkets and industrial customers, such as chemical, automotive and pulp and paper companies.

Building Technologies: Provides a wide range of products and comprehensive service and maintenance solutions for industrial, commercial and public facilities, including low-voltage products, such as switches, fuses, air handling and lighting systems, as well as programmable facility management systems that can automatically operate building systems.

Oil, Gas and Petrochemicals: Provides technologies to customers in the upstream exploration and production of oil and gas, and downstream refining and petrochemical processing.

Financial Services: Offers a wide range of financing, sales support, risk management services and insurance both within the Company and to third-parties.

The Company  evaluates  performance  based on earnings before interest and taxes
(EBIT), which excludes interest income and expense, taxes, minority interests, the results from discontinued operations and other items.

                                     ABB Ltd

Segment data

Data per Business Segment                        Orders received                              Revenues
(US$ in millions)
                                                 January - March                          January - March
                                             -------------------------------------------------------------------------
                                                 2001                 2000                2001                 2000
                                             ----------           ----------           ----------          ----------
Automation......................             $   2,148            $   2,134            $   1,765           $   1,742
Power Transmission..............                 1,132                1,013                  699                 751
Power Distribution..............                   703                  922                  605                 650
Building Technologies...........                 1,734                1,824                1,413               1,390
Oil, Gas and Petrochemicals.....                   961                1,117                  754                 529
Financial Services..............                   479                  453                  479                 453
Corporate/Other.................                  (371)                (322)                (335)               (256)
                                             ---------            ---------            ---------           ---------
Total                                        $   6,786            $   7,141            $   5,380           $   5,259
                                             =========            =========            =========           =========

Data per Business Segment                    EBIT (operating income)               Depreciation and amortization
(US$ in millions)
                                                 January - March                          January - March
                                             -----------------------------------------------------------------------
                                                 2001                 2000                2001                 2000
                                             ----------           ----------           ----------          ---------

Automation......................             $     113            $      95            $      71           $      69
Power Transmission..............                    60                   55                   23                  24
Power Distribution..............                    30                   35                   15                  16
Building Technologies...........                    90                   95                   29                  33
Oil, Gas and Petrochemicals.....                    41                   30                   17                  15
Financial Services..............                    84                   84                    6                   7
Corporate/Other.................                   (84)                 (79)                  29                  35
                                             ---------            ---------            ---------           ---------
Total...........................             $     334            $     315            $     190           $     199
                                             =========            =========            =========           =========
Geographic Information

Data per Region                                  Orders received                              Revenues
(US$ in millions)
                                                 January - March                          January - March
                                             -----------------------------------------------------------------------
                                                 2001                 2000                2001                 2000
                                             ----------           ----------           ----------          ---------

Europe..........................             $   3,699            $   3,598            $   2,940           $   2,904
The Americas....................                 1,828                1,966                1,400               1,329
Asia............................                   685                  646                  564                 608
Middle East and Africa..........                   574                  931                  476                 418
                                             ---------            ---------            ---------           ---------
Total...........................             $   6,786            $   7,141            $   5,380           $   5,259
                                             =========            =========            =========           =========

Orders received and revenues have been reflected in the regions based on the location of the customer.

                                    SIGNATURE


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                    ABB LTD


Date:    April 24, 2001           By:/s/Renato Fassbind
                                     ----------------------------------------
                                     Name:  Renato Fassbind
                                     Title: Executive Vice President and Chief
                                            Financial Officer


                                  By:/s/Hans Enhorning
                                     ----------------------------------------
                                     Name:  Hans Enhorning
                                     Title: Vice President and Assistant General
                                            Counsel